RYAN B. PARDO
T: (206) 903-5453
PARDO.RYAN@DORSEY.COM

October 12, 2005

Ms. Melinda Kramer
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 30, 2005, regarding
Form SB-2 Filed on August 30, 2005 (SEC File No. 333-127940) and Form SB-2
Filed on September 13, 2005 (SEC File No. 333-128285) (each a “Registration
Statement” and, together, the “Registration Statements”)

Dear Ms. Kramer:

This letter responds to the staff’s comments set forth in the September 30, 2005 letter regarding the above-referenced Registration Statements. For your convenience, we have included the staff’s comments below and have numbered our responses accordingly.

Sky Petroleum, Inc. (the “Company”) has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because the Company believes its prior filings are materially deficient or inaccurate. Accordingly, the amendments to the Registration Statements to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

We have discussed the staff’s comments with the Company, and the Company has requested that we convey its responses to you as follows:

General

Staff Comment No. 1.

We note that your registration statement (file no. 333-128285) indicates that you issued 8,840,547 shares in a private placement on September 9, 2005. We note also that your registration statement (file no. 333-127940), and Form 8-K filed on September 2, 2005 indicates that you completed such private placement in August 2005. Clarify the time frame in which you completed the private placements with respect to the shares you are registering for resale in these registration statements. Ensure that your revised disclosure includes the number of shares issued in each private placement, and the exemption(s) from registration upon which you relied. Also, file the agreements relating to these

Ms. Melinda Kramer
October 12, 2005

private placements with your amended filings. We may have further comment upon reviewing your response.

The Company’s Response:

With respect to the selling shareholders listed in SEC File No. 333-128285:

•	We accepted subscriptions for, and issued, 1,716,687 shares of common stock at $0.80 per share on July 26, 2005. We sold the shares of common stock (i) to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration provided by Regulation S of the Securities Act and (ii) in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

•	We accepted subscriptions for 8,841,178 shares of common stock at $0.80 per share on August 25, 2005 and we issued a treasury order to our transfer agent. Our transfer agent delivered stock certificates on September 9, 2005. We sold the shares of common stock (i) to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration provided by Regulation S of the Securities Act and (ii) in the United States in private transactions not involving a public offering pursuant to exemptions available under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended.

With respect to the selling shareholders listed in SEC File No. 333-127940, we accepted subscriptions for, and issued, 5,000,000 shares of common stock at $0.50 per share on April 6, 2005. We sold the shares of common stock to non-U.S. persons in off-shore transactions pursuant to the exclusion from registration provided by Regulation S of the Securities Act.

We have revised our disclosure to clarify the timing of the sale and the exemptions relied upon. Finally, we have attached the form of subscription agreement used by selling shareholders in each private placement to the Registration Statement relating to such selling shareholders.

Selling Shareholders, page 11

Staff Comment No. 2.

For each non-natural person listed in the Selling Shareholders table, identify the natural person(s) with investment decision and voting power.

The Company’s Response:

We have added footnotes to the selling shareholder tables in each Registration Statement disclosing the natural person(s) with investment decision and voting power over the securities held by each non-natural person. Such disclosure is based on responses to selling shareholder questionnaires distributed by the Company to the selling shareholders.

Staff Comment No. 3.

Disclose whether any of the selling shareholders is a registered broker-dealer. If any selling shareholder is a registered broker-dealer other than those who have provided placement agent or investment banking services to the Company, they should be named as underwriters.

The Company’s Response:

We have added disclosure to each registration statement regarding the status of the selling shareholders as registered broker-dealers based on the responses of the selling

Ms. Melinda Kramer
October 12, 2005

shareholders to questionnaires distributed by the Company. Based on these questionnaires, none of the selling shareholders subject to either Registration Statement is a registered broker-dealer.

Thank you for your review of our amended registration statements. If you should have any questions regarding the registration statements or our response letter, please do not hesitate to contact me at (206) 903-5453.

Sincerely, /s/ Ryan B. Pardo Ryan B. Pardo

Enclosures

cc:	Tangela Richter H. Roger Schwall Michael D. Noonan, Sky Petroleum, Inc.